# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PSYENCE BIOMEDICAL LTD., CIK 0001985062
CUSIP: 74449F407
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario Canada (A6), M5H 2K1
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0002133217
Persons authorized to receive notices and communications: Adri Botha, Psyence Labs Ltd., Irvine's Place, 159 Main Street, 1st Floor, P.O. Box 213, Road Town, Tortola, Virgin Islands British (D8), VG1110, 230 405-9005

## Reporting persons
- Psyence Labs Ltd. (CIK 0002133217): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 2,643,659; shared voting power 0; sole dispositive power 2,643,659; shared dispositive power 0; aggregate amount beneficially owned 2,643,659 (49.75% of the class)
  Comment: (1) Percentage based on 5,314,048 Common Shares outstanding immediately following the issuance of 1,497,500 Common Shares to the Reporting Person on October 1, 2026, as reported by the Issuer directly to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: PSYENCE BIOMEDICAL LTD.
Address of issuer's principal executive offices: 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario Canada (A6), M5H 2K1
Comment:
EXPLANATORY NOTE

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 3, 2026 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") by Psyence Labs Ltd. ("PsyLabs" or the "Reporting Person") with respect to the common shares, no par value (the "Common Shares"), of Psyence Biomedical Ltd., an Ontario corporation (the "Issuer"). This Amendment No. 1 is being filed to report the acquisition by the Reporting Person of 1,497,500 Common Shares on October 1, 2026, as described in Item 3 below, and the related contracts and arrangements described in Items 4 and 6 below.

Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings given to them in the Original Schedule 13D. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D, and the Original Schedule 13D remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: Item 2(c) of the Original Schedule 13D is hereby amended and supplemented as follows:
Residence or business address: Schedule I to the Original Schedule 13D is hereby amended and restated in its entirety as set forth on Schedule I to this Amendment No. 1, which is incorporated herein by reference.
Present principal occupation or employment: Items 2(d) and 2(e) of the Original Schedule 13D are hereby amended and restated as follows:
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Except as set forth above, Item 2 of the Original Schedule 13D is not amended by this Amendment No. 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On September 21, 2026, the Issuer, the Reporting Person and Psyence Biomed II Corp., an Ontario corporation and a wholly-owned subsidiary of the Issuer ("PBCII"), entered into a Share-for-Share Swap and Nomination Agreement (the "Swap Agreement"). On October 1, 2026, pursuant to the Swap Agreement, the Issuer issued 1,497,500 Common Shares (the "Additional Shares") to the Reporting Person at a deemed issue price of US$6.00 per Common Share, for aggregate non-cash consideration of US$8,985,000. In consideration for the Additional Shares, the Reporting Person issued 3,473 ordinary shares of the Reporting Person to PBCII, at the direction and nomination of the Issuer, at an implied equity valuation of the Reporting Person of US$60,000,000 derived from an independent third-party valuation, for aggregate non-cash consideration equal to US$8,985,000. The Swap Agreement provides that the transaction is intended to constitute a contemporaneous share-for-share exchange of equal agreed value, and no cash consideration was paid by any party in connection with the issuance of the Additional Shares.

Following the issuance of the Additional Shares, the Reporting Person beneficially owns an aggregate of 2,643,659 Common Shares, consisting of the 1,146,159 Subject Shares acquired on February 25, 2026 and the 1,497,500 Additional Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the Subject Shares pursuant to the exercise of an irrevocable put option granted to the Reporting Person under the Put Option Agreement, as previously disclosed in the Original Schedule 13D, and acquired the Additional Shares pursuant to the Swap Agreement, as described in Item 3 above. The Swap Agreement forms part of a broader strategic and commercial relationship between the Reporting Person and the Issuer. The Reporting Person acquired the Subject Shares and the Additional Shares for investment purposes.

As a result of the issuance of the Additional Shares, the Reporting Person beneficially owns approximately 49.75% of the issued and outstanding Common Shares, and may be deemed to be an affiliate and control person of the Issuer.

Standstill Restrictions. Pursuant to clause 5 of the Swap Agreement, for so long as the Reporting Person (together with its affiliates) beneficially owns any shares in the capital of the Issuer (the "Restricted Period"), the Reporting Person has agreed that it shall not, and shall cause its representatives not to, directly or indirectly, alone or in concert with any other person: (i) acquire, offer or propose to acquire, or agree to acquire, beneficial ownership (as defined in Rule 13d-3 under the Act) of any securities of the Issuer or any of its subsidiaries, or any direct or indirect rights to acquire any such securities, or any assets of the Issuer or its subsidiaries constituting a material portion of the consolidated assets of the Issuer and its subsidiaries, or any bank debt or claims of or against the Issuer or its subsidiaries, except with the prior written consent of the Issuer's board of directors (the "Board"), acting at the direction of its independent members, or the prior approval of a majority of the Issuer's disinterested shareholders; (ii) make, or in any way participate in, any solicitation of proxies or consents to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer, or call or seek to call a meeting of the Issuer's shareholders or initiate or propose any shareholder proposal or action by written consent; (iii) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Act) with respect to any securities of the Issuer, other than a group composed solely of the Reporting Person and its controlled affiliates; (iv) except with the prior written consent of the Issuer's management, acting at the direction of the independent members of the Board, seek or propose to influence, change or control the management, the Board or the governance or policies of the Issuer, including by seeking election or appointment to, or representation on, the Board or the removal of any member of the Board, making any proposal for consideration at any meeting of the Issuer's shareholders, or seeking the call of a special meeting of shareholders; (v) make any public announcement or public proposal, or make, initiate or participate in any offer, proposal or indication of interest with respect to, or otherwise solicit, seek or offer to effect, any business combination, merger, tender or exchange offer, acquisition or similar transaction involving the Issuer or its subsidiaries, any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or its subsidiaries, or any acquisition of all or substantially all of the assets or businesses of the Issuer or any material subsidiary of the Issuer; (vi) enter into any discussions, negotiations, agreements, arrangements or understandings with any third party regarding any of the foregoing, or advise, finance, assist, encourage or provide any information to any third party in connection with any of the foregoing; (vii) take any action that would reasonably be expected to require the Issuer to make a public announcement regarding any of the foregoing; or (viii) publicly disclose any intention, plan or arrangement inconsistent with the foregoing (collectively, the "Standstill Restrictions").

The Standstill Restrictions do not restrict or prohibit the completion or performance of any transaction approved by the boards of directors of the relevant parties at or prior to the date of the Swap Agreement, including the investment of US$5,000,000 by the Issuer in the Reporting Person, provided that each such transaction is completed on terms not materially less favorable to the Issuer than those approved as at the date of the Swap Agreement.

Subject to the Standstill Restrictions and to the transfer restrictions described in Item 6 below, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may, from time to time and at any time, depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Shares, conditions in the securities market, and general economic and industry conditions, take such actions with respect to its investment in the Issuer as it deems appropriate and as are permitted under the Swap Agreement, including, without limitation: (i) acquiring additional Common Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") in the open market, in privately negotiated transactions, or otherwise, with such consent of the Board or approval of the Issuer's shareholders as may be required under the Swap Agreement; (ii) disposing of any or all of the Securities in the open market, in privately negotiated transactions, or otherwise, subject to applicable securities laws; (iii) engaging in any hedging or similar transactions with respect to the Securities, subject to applicable securities laws; or (iv) subject to the Standstill Restrictions, proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, or as may be discussed from time to time between the Reporting Person and the Issuer or other persons, the Reporting Person does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although, subject to the matters described herein, including the Standstill Restrictions, the Reporting Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person beneficially owns 2,643,659 Common Shares, consisting of the 1,146,159 Subject Shares and the 1,497,500 Additional Shares, representing approximately 49.75% of the issued and outstanding Common Shares of the Issuer. The foregoing percentage is calculated based on 5,314,048 Common Shares outstanding immediately following the issuance of the Additional Shares on October 1, 2026, as reported by the Issuer directly to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the 2,643,659 Common Shares reported herein, subject to the Standstill Restrictions and the transfer restrictions described in Items 4 and 6. The Reporting Person does not share voting or dispositive power with respect to any Common Shares.
Transactions in the class effected during the past sixty days: Except for the entry into the Swap Agreement on September 21, 2026 and the acquisition of the Additional Shares on October 1, 2026, each as described in Item 3 above, the Reporting Person has not effected any transactions in the Common Shares during the 60 days preceding the date of this Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 4 of this Amendment No. 1 is hereby incorporated by reference into this Item 6.

Swap Agreement. On September 21, 2026, the Issuer, the Reporting Person and PBCII entered into the Swap Agreement, pursuant to which the Issuer issued the Additional Shares to the Reporting Person on October 1, 2026, as described in Item 3 above. In addition to the Standstill Restrictions described in Item 4 above, the Swap Agreement provides that the Additional Shares have not been registered under the Securities Act or any U.S. state securities laws and may not be offered, sold, pledged, hedged or otherwise transferred absent an effective registration statement or an available exemption from registration, and that any certificate, book-entry notation or direct registration advice representing the Additional Shares shall bear or be subject to a restrictive legend to that effect and, if required by Ontario securities laws or by the Issuer's counsel, a Canadian resale restriction legend. The Reporting Person has acknowledged in the Swap Agreement that, because it may be deemed an affiliate or control person of the Issuer, any resale of the Common Shares may be subject to additional limitations under applicable securities laws. The Additional Shares were issued by the Issuer to the Reporting Person in reliance on an exemption from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder. The Swap Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

The foregoing description of the Swap Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Swap Agreement, a copy of which is incorporated by reference as Exhibit 2 to this Amendment No. 1.

Put Option Agreement. As previously disclosed in the Original Schedule 13D, the Share Exchange contemplated by the Put Option Agreement was consummated on February 25, 2026.

Except as described in this Schedule 13D, including in the Put Option Agreement and the Swap Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1 -- Share Put Option and Amendment Agreement, dated July 3, 2025, between Psyence Biomedical Ltd. and Psyence Labs Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 6-K furnished to the SEC on February 13, 2026).

Exhibit 2 -- Share-for-Share Swap and Nomination Agreement, dated September 21, 2026, among Psyence Biomedical Ltd., Psyence Labs Ltd. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 10.3 to the Issuer's Report on Form 6-K furnished to the SEC on September 23, 2026).

Schedule I -- Directors and Executive Officers of Psyence Labs Ltd. (filed herewith).

## Signatures
- Psyence Labs Ltd.: /s/ Ronel Anneli Williams, Ronel Anneli Williams, Authorized Signatory of Control Services Corp., Director (10/15/2026)